Exhibit 99.1

Steakholder Foods Ltd. Announces Exercise of Warrants for Approximately $6.6 Million in Gross Proceeds

REHOVOT, Israel, Jan. 25, 2024 /PRNewswire/ -- Steakholder Foods Ltd. (Nasdaq: STKH) (“Steakholder Foods” or the “Company”), a leader in cultivated meat and 3D bioprinting technology, today announced the entry into a definitive agreement for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 14,357,143 American Depositary Shares (ADSs), having exercise prices ranging from $1.00 to $1.10 per ADS, issued by Steakholder Foods in July 2022, January 2023 and July 2023, at a reduced exercise price of $0.46 per ADS. The ADSs representing ordinary shares issuable upon exercise of warrants into 7,857,143 ADSs are registered pursuant to effective registration statements on Form F-1 (File No. 333-275365) and F-3 (333-264110). The ADSs representing ordinary shares issuable upon exercise of the remaining 6,500,000 warrants are not registered pursuant to an effective registration statement that is current, and may not be offered or sold in the U.S. absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

The closing of the offering is expected to occur on or about January 29, 2024, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

In consideration for the immediate exercise of the warrants for cash, Steakholder Foods will issue new unregistered warrants to purchase up to 28,714,286 ADSs. The new warrants will have an exercise price of $0.485 per ADS, will be immediately exercisable and have a term of exercise of between three and half years with respect to 12,000,000 warrants and five years with respect to 16,714,286 warrants.

The gross proceeds to Steakholder Foods from the exercise of the warrants are expected to be approximately $6.6 million, prior to deducting placement agent fees and offering expenses. The Company intends to use the net proceeds as working capital for general corporate purposes.

The new warrants described above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”), and, along with the ADSs issuable upon exercise, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. Steakholder Foods has agreed to file a registration statement with the SEC covering the resale of the ADSs issuable upon exercise of the new warrants and the restricted ADSs.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Steakholder Foods

Steakholder Foods (Nasdaq: STKH) is a cutting-edge food-tech company that is pioneering the future of food production.

We provide state-of-the-art 3D bioprinter systems, along with specially formulated plant-based inks, meticulously designed for crafting plant-based culinary masterpieces. Our expertise lies in creating plant-based meat and seafood products with complex textures, like beef steaks, white fish, shrimp, eel, and more. While our initial focus is on plant-based options, we’re developing cultivated cells for seamless integration with an eye on the future.

We empower ambitious food and meat manufacturers to diversify their portfolios with premium plant-based products.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, the expected closing of this offering and use of proceeds, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.